Troutman Sanders LLP 5 Park Plaza, Suite 1400 Irvine, CA 92614-2545 troutman.com

Larry A. Cerutti

949.622.2710

larry.cerutti@troutman.com

March 15, 2019

BY EDGAR AND FEDEX

Jan Woo, Esq., Legal Branch Chief

Edwin Kim, Esq., Staff Attorney

Division of Corporation Finance Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ConversionPoint Holdings, Inc. Registration Statement on Form S-4 Filed December 17, 2018 File No. 333-228857

Dear Ms. Woo and Mr. Kim:

On behalf of ConversionPoint Holdings, Inc. (the “Company”), the undersigned has set forth below the responses of the Company to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated February 13, 2019. For ease of reference, the text of each of the Staff’s comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.

Concurrently with the submission of this letter, the Company has filed Amendment No. 1 to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) with the Commission on EDGAR, reflecting the revisions described in this letter as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff a copy of Amendment No. 1 to the Registration Statement, which has been marked to indicate the changes from the Registration Statement filed with the Commission on December 17, 2018.

Capitalized terms that are used but not defined in this letter shall have the meanings ascribed to them in the Registration Statement. All responses provided herein are based solely on information provided by the Company.

Jan Woo, Esq., Legal Branch Chief Edwin Kim, Esq., Staff Attorney March 15, 2019 Page 2

What will happen if the Inuvo shareholders do not approve the merger-related compensation at the special meeting?, page 6

1.	Please revise to describe the merger-related compensation to be voted upon on an advisory basis and quantify such amounts.

Response to Comment 1:

The Company has revised the disclosure on page 5 of Amendment No. 1 to the Registration Statement to describe and quantify the merger-related compensation to be voted upon by the Inuvo stockholders under the immediately preceding question “Why am I being asked to cast a non-binding advisory vote on the proposal appearing the merger-related compensation, sometimes federal to as the merger-related Compensation Propsal”.

The Mergers, page 16

2.	Please update your summary to add a description of $1 million bridge loan that ConversionPoint provided to Inuvo on November 2, 2018. Since this bridge loan was negotiated as part of the merger negotiations, please clarify whether Inuvo’s board considered this loan as part of its reasons to recommend approving the merger.

Response to Comment 2:

The Company has revised the disclosure on page 15 of Amendment No. 1 to the Registration Statement to describe the $1.0 million bridge note that CPT Investments, LLC, an affiliate of ConversionPoint, provided to Inuvo and to indicate that the possibility of the bridge note being entered by an affiliate of ConversionPoint was part of the total mix of information that Inuvo’s board considered when determining whether to approve the merger agreement.

Treatment of ConversionPoint Restricted Stock Units, page 18

3.	We note that both the restricted stock units outstanding for ConversionPoint and Inuvo will vest and be converted into New Parent common stock. Please quantify the number of restricted stock units will vest for both entities and how many shares of New Parent common stock will be issued.

Response to Comment 3:

The Company has revised the disclosure on page 17 of Amendment No. 1 to the Registration Statement to quantify the number of restricted stock units that will vest for both entities and that the number of shares of New Parent common stock to be issued will depend, in each case, upon the ConversionPoint exchange ratio and the Inuvo exchange ratio at the closing of the mergers.

Jan Woo, Esq., Legal Branch Chief Edwin Kim, Esq., Staff Attorney March 15, 2019 Page 3

Conditions to Completion of the Mergers, page 21

4.	Please clarify that the merger agreement requires that you repay the outstanding balance of Inuvo’s credit agreements with Western Alliance Bank upon the close of the merger. Further, quantify the estimated amount of debt that will be repaid.

Response to Comment 4:

The Company has revised the disclosure on page 20 of Amendment No. 1 to the Registration Statement to clarify the disclosure relating to the repayment of certain indebtedness and the amount of such indebtedness.

Summary Financing Condition, page 22

5.	Please clarify whether you will terminate the registration of Inuvo common stock by filing a Form 15 and file a Form 8-A to register your New Parent common stock under Section 12(b) of the Exchange Act.

Response to Comment 5:

The Company has revised the disclosure on page 21 of Amendment No. 1 to the Registration Statement to state that if the mergers are completed, (i) the Inuvo common stock will be delisted from the NYSE American and its registration under the Exchange Act will be terminated by the filing of a Form 15, and (ii) the New Parent common stock will trade on NASDAQ and the TSX and will be registered under the Exchange Act upon filing of a Form 8-A.

As a direct-to-consumer marketer, ConversionPoint is subject to vast regulation..., page 42

6.	In this risk factor, you disclose that you, historically, have generated a substantial portion of your revenue through negative option marketing. You also indicate that you are contemplating phasing out this portion of your business. Please disclose the amount of your revenue that is generated through negative option marketing and clarify whether the phase out plans refer to the discontinuing sales of those products or a change in your sales model for such products. Further, clarify which products currently are sold through negative option marketing and explain how that business will change during the phase out process.

Response to Comment 6:

The Company has updated the disclosure on page 41 of Amendment No. 1 to the Registration Statement to disclose the amount of ConversionPoint’s revenue that is generated through negative option marketing and to clarify that ConversionPoint intends to focus more of its efforts on growing its managed services and SaaS revenues and less on e-commerce product sales revenues. We note that the Company does not have any current plans to cease its e-commerce product sales business. The Company has also updated the disclosure to clarify which ConversionPoint products currently are sold through negative option marketing.

Jan Woo, Esq., Legal Branch Chief Edwin Kim, Esq., Staff Attorney March 15, 2019 Page 4

Risk Factors

ConversionPoint’s business is exposed to a multitude of risks based on its acceptance of credit cards, page 43

7.	You characterize many of your credit card transactions as “high risk,” resulting in a shortage of available merchant processors willing to handle such transactions. Please clarify what transactions or related products are considered high risk and explain the contributing factors that make them risky.

Response to Comment 7:

The Company has revised the disclosure on page 42 of Amendment No. 1 to the Registration Statement to clarify what ConversionPoint transactions and/or related products are considered high risk and to explain the contributing factors that make them risky.

Description of ConversionPoint, page 59

8.	In light of the fact that a majority of ConversionPoint’s revenue is derived from e-commerce product sales, please expand your description of this business to discuss the types of products offered, your suppliers or supply chain, and sales channels and sales methods.

Response to Comment 8:

The Company has revised the disclosure on page 63 of Amendment No. 1 to the Registration Statement to expand the description of ConversionPoint’s e-commerce product sales to discuss the types of products offered, ConversionPoint’s suppliers, and sales channels and sales methods used.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, page 71

9.	We note that although you have identified accounting policies that you consider to be critical to your financial statements, you have not provided a discussion and analysis that is substantially incremental to the accounting policies outlined in your financial statements. Revise your disclosure of critical accounting estimates here and on page 103 to provide greater insight into the quality and variability of information regarding your financial condition and operating performance. For example, you may discuss the extent to which your estimates and assumptions have been accurate or have changed in the past, and the extent to which these are reasonably likely to change in the future. Refer to Section V of SEC Release 33-8350.

Jan Woo, Esq., Legal Branch Chief Edwin Kim, Esq., Staff Attorney March 15, 2019 Page 5

Response to Comment 9:

The Company has revised the disclosure on pages 74 and 100 of Amendment No. 1 to the Registration Statement to address the comment.

Net Revenues, page 73

10.	We note that your decline in revenues was primarily driven by a strategic effort by ConversionPoint to transition its business model from e-commerce products revenues to technology managed services and SaaS. Please expand and revise your discussion to provide a more detailed analysis of the reasons underlying the change in your revenues from period to period, including the impact of volume, pricing, impressions and/or platform usage factors on your revenues. In addition, tell us your consideration of quantifying and providing a discussion related to changes in revenues from the management of online display advertising campaigns. Refer to section III.B.4 of SEC Interpretive Release No. 33-8350.

Response to Comment 10:

The Company has revised the disclosure on page 77 of Amendment No. 1 to the Registration Statement to provide a more detailed analysis of the reasons underlying the change in ConversionPoint’s revenues from period to period, including the number of product offerings on e-commerce product revenues and the launch and increase of ConversionPoint’s managed services campaigns in 2018.

Liquidity and Capital Resources, page 78

11.	You disclose that, on November 2, 2018, you had certain technical defaults and an anticipated financial covenant default under your Loan and Security Agreement. You entered into an amendment to the Loan and Security Agreement, however, this amendment only decreased or eliminated certain covenants until February 15, 2019. Please revise your disclosure to expand on the steps you are taking to avoid a breach of your financial covenants, the impact or reasonably likely impact of a default on your financial condition or operating performance, and alternate sources of funding to pay off resulting obligations or replace funding. Also tell us and quantitatively disclose the required and actual amounts required by your cash, revenue and EBITDA debt covenants. See Sections I.D and IV.C of SEC Release No. 33-8350.

Jan Woo, Esq., Legal Branch Chief Edwin Kim, Esq., Staff Attorney March 15, 2019 Page 6

Response to Comment 11:

The Company and has revised the disclosure on page 79 of Amendment No. 1 to the Registration Statement to address the comment.

Background of the Mergers, page 140

12.	Please clarify whether the board of Inuvo considered a specific enterprise value for either Inuvo or ConversionPoint in approving the merger and how those enterprise values were calculated. We note your news release in November 2018 that the total valuation for Inuvo was $75.5 million and $146 million for ConversionPoint.

Response to Comment 12:

The Company has revised the disclosure on page 151 of Amendment No. 1 to the Registration Statement to state that the board of Inuvo considered a specific enterprise value for Inuvo and ConversionPoint in approving the merger and the methods by which those enterprise values were calculated.

Opinion of Financial Advisor to the Inuvo Board Summary of Financial Analysis, page 155

13.	Please clarify the relationship between Canaccord Genuity and ConversionPoint. We note that members of ConversionPoint management appeared to have discussions concerning strategic alternatives for ConversionPoint in June 2017 and April 2018 with representatives of Canaccord Genuity. Please clarify whether ConversionPoint engaged Canaccord Genuity as a financial advisor or paid any fees to the firm as it contemplated a transaction with Inuvo.

Response to Comment 13:

The Company has revised the disclosure on page 154 of Amendment No. 1 to the Registration Statement to clarify that ConversionPoint has never engaged Canaccord Genuity as a financial advisor or paid any fees to Canaccord in connection with the merger with Inuvo, or otherwise.

14.	We note that the financial analyses provided by Canaccord Genuity were based, in part, by certain financial projections provided by the management of both ConversionPoint and Inuvo. In your summary of the fairness opinion, you describe projections of 2018 and 2019 revenue and EBITDA, and cash flow projections through 2023. Please disclose these management projections or advise us why you do not believe they are material to the understanding of your fairness opinion disclosures.

Response to Comment 14:

The Company has revised the disclosure on pages 156 to 160 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Jan Woo, Esq., Legal Branch Chief Edwin Kim, Esq., Staff Attorney March 15, 2019 Page 7

Support Agreements, page 193

15.	We note that several Inuvo and ConversionPoint stockholders have entered into support agreements to vote in favor of the merger agreement. To the extent material, please identify these stockholders and quantify the respective beneficial ownership of these stockholders and advise us why you omitted such disclosure in Schedule A to both Annex D and Annex E. Further, please clarify the percentage of votes necessary to approve the merger for both Inuvo and ConversionPoint for non-affiliated stockholders and stockholders not a party to the support agreement both here and on pages 14 and 23.

Response to Comment 15:

The Company has revised the disclosure on pages 13, 22 and 192 of Amendment No. 1 to the Registration Statement to identify each ConversionPoint and Inuvo stockholder that has executed a support agreement with ConversionPoint and Inuvo, as applicable, and to state the number of shares beneficially owned by each stockholder that are subject to each such stockholder’s support agreement. We note that the Company has elected to continue to omit such disclosure from Schedule A to both Annex D and Annex E because each stockholder signed a stand-alone support agreement (and thus would not be part of the “form of” such agreements as are set forth in Annex D and Annex E) and because such information is now included in narrative form on the above-referenced pages.

Unaudited Pro Forma Combined Condensed Financial Statements, page 200

16.	Under the terms of the merger agreement, Inuvo restricted stock units will immediately vest upon the completion of the merger and the holders of such Inuvo restricted stock units will be eligible to receive Inuvo merger consideration. In addition, we also note that ConversionPoint granted restricted stock units on August 30, 2018 that will vest immediately prior to the merger. Tell us the amount of compensation expense that will be recorded upon acceleration of the vesting and whether you considered disclosing this charge in the notes to the unaudited pro forma financial statements. To the extent material, please also tell us whether you considered including a pro forma balance sheet adjustment to retained earnings for such charge.

Response to Comment 16:

The Company has revised the adjustments to the Unaudited Pro Forma Combined Condensed Financial Statements on pages 200, 204 and 205 of Amendment No. 1 to the Registration Statement to reflect the acceleration of the restricted stock units for both ConversionPoint and Inuvo. The total compensation expense recorded in the pro forma statement of operations is $9,499,531 recorded to general and administrative expenses with the corresponding credit to additional paid in capital and retained earnings in the balance sheet.

Jan Woo, Esq., Legal Branch Chief Edwin Kim, Esq., Staff Attorney March 15, 2019 Page 8

17.	Please revise your presentation to include a separate column for the pro forma adjustments which give effect to your minimum raise of $36 million of equity and/or debt. In addition, present all pro forma adjustments on a gross basis on the face of the pro forma balance sheet, or alternatively, include the components of the adjustment in the notes to the pro forma financial statements.

Response to Comment 17:

The Company has revised the disclosure on page 200 of Amendment No. 1 to the Registration Statement to address the comment.

Note 3 - Preliminary Estimated Purchase Price Consideration, page 204

18.	We note your disclosure that, based on your preliminary analysis, no material identifiable intangible assets have been determined and as such, none have been included in the allocation of the preliminary estimated purchase price. However, we also note that your preliminary estimated purchase price allocation includes intangible assets. Please revise your disclosure to reconcile this apparent discrepancy.

Response to Comment 18:

The Company has revised the disclosure on page 202 of Amendment No. 1 to the Registration Statement to address the comment.

Note 4 – Preliminary Estimated Purchase Price Allocation, page 205

19.	Revise your disclosure to provide a schedule showing the calculation of the $75.5 million purchase price for Inuvo. The calculation of purchase price consideration should separately identify the amount of cash, the number of shares of common stock to be issued and the estimated price used to calculate the fair value of stock.

Response to Comment 19:

The Company has updated the disclosure on page 203 of Amendment No. 1 to the Registration Statement to provide a schedule showing the calculation of the $75.5 million purchase price for Inuvo.

20.	We note your disclosure that, in order to be “conservative,” the preliminary purchase price allocation is based on the carrying value of the assets and liabilities of Inuvo. Please substantiate why the carrying value of all the assets and liabilities represents the best estimate of fair value. For example, the purchase price allocated to specific identifiable tangible and intangible assets and liabilities should be based on estimated fair values instead of values established over a year ago. To the extent your allocation is preliminary, revise to identify any other significant fair value adjustments likely to be recognized. Also, clearly describe the specific aspects of your fair value evaluation that are not complete.

Jan Woo, Esq., Legal Branch Chief Edwin Kim, Esq., Staff Attorney March 15, 2019 Page 9

Response to Comment 20:

The Company has revised the disclosure in pages 203 and 204 of Amendment No. 1 to the Registration Statement to reflect the results of a preliminary purchase price allocation valuation conducted by a third-party valuation firm. We note that for each identified intangible asset, the valuation firm used a separate measure. Inuvo’s technology was valued by way of the relief-from-royalty method (“RRM”). The RRM is based on the assumption that, in lieu of ownership of the technology, the company would be willing to pay a royalty in order to enjoy the benefits of the asset. Under this method, value is estimated by discounting the hypothetical royalty payments to their present value equivalent over the economic life of the asset. Inuvo’s websites were valued by way of the with-and-without method (“WWOM”). The WWOM estimated the value of the websites by quantifying the loss of economic profits under a hypothetical condition where only the subject intangible asset does not exist and needs to be re-created. The projected cash flows are calculated in each “with” and “without” scenario, and the difference in the annual cash flows (i.e., the lost profit) is then discounted to the present to derive an indication of value for the asset. Finally, Inuvo’s customer relationships were valued by way of the multi-period exceed earnings method (“MPEEM”). The MPEEM estimates the value of the customer relationships calculating the amount of residual (or excess) cash flows generated by the asset and discounting those cash flows to the present value equivalent. The method involves starting with the financial projections of the business and then estimating the cash flows attributable to the subject intangible assets after subtracting “charges” for use of other tangible and intangible assets that contribute to the overall cash flows of the business. These charges represent the return on and of all contributory assets, and are applied in order to estimate the “excess” earnings generated by the subject intangible asset.

21.	Revise to provide a qualitative description of the factors that make up the $72.2 million in goodwill recognized on a pro forma basis in connection with the merger consistent with ASC 805-30-50-1a.

Response to Comment 21:

The Company has revised the disclosure on page 204 of Amendment No. 1 to the Registration Statement to address the comment. Also, please see the Company’s response to Comment No. 20 set forth above.

22.	Revise to separately disclose each significant class of intangible asset acquired with its estimated useful life. In addition, provide an explanation of how the estimated fair values of the intangible assets were calculated or determined.

Jan Woo, Esq., Legal Branch Chief Edwin Kim, Esq., Staff Attorney March 15, 2019 Page 10

Response to Comment 22:

The Company has revised the disclosure on page 204 of Amendment No. 1 to the Registration Statement to disclose each significant class of intangible assets acquired, along with estimated useful life for each asset. In addition, disclosure has been added to explain how the estimated fair values of the intangible assets were calculated and/or determined.

Note 5 - Preliminary Pro Forma Financial Statement Adjustments, page 206

23.	We note that adjustment (a) states that the costs recorded for the minimum capital raise of $36 million net of costs will be treated as general and administrative expenses. Please tell us what consideration you gave to SAB Topic 5:A in accounting for these expenses.

Response to Comment 23:

The Company has revised the adjustments to the Preliminary Pro Forma Financial Statement Adjustments on pages 204 and 205 of Amendment No. 1 to the Registration Statement to consider SAB Topic 5:A in accounting for these expenses. After consideration, the Company recorded these expenses against additional paid in capital as opposed to general and administrative expenses.

24.	We note that adjustment (j) reflects the general and administrative expenses that are expected to be incurred related to your minimal capital raise. If these costs will not have a continuing impact on your operations, they should not be included as an adjustment in the pro forma statement of operations. Please revise.

Response to Comment 24:

The Company has revised the disclosure on page 205 of Amendment No. 1 to the Registration Statement to address the comment.

25.	Please confirm to us that there are no direct, incremental costs of the acquisition reflected in the historical financial statements of ConversionPoint and Inuvo. If there are any direct, incremental costs of the acquisition reflected in the historical financial statements of ConversionPoint and Inuvo, an adjustment should remove those costs from the pro forma statement of operations. Please advise.

Response to Comment 25:

The Company has revised the adjustments to the Preliminary Pro Forma Financial Statement Adjustments on page 205 of Amendment No. 1 to the Registration Statement to remove historical acquisition costs for both ConversionPoint and Inuvo. The Company removed these expenses from general and administrative expense and recorded them to additional paid in capital.

Jan Woo, Esq., Legal Branch Chief Edwin Kim, Esq., Staff Attorney March 15, 2019 Page 11

Comparison of Stockholder Rights, page 213

26.	Your disclosure that New Parent’s corporate governance documents do not contain any provision designating a sole or exclusive forum for stockholder claims appears inconsistent with your disclosures on pages 56 and 212, and Article XIII of the New Parent certificate of incorporation. Further, we note that Article XIII provides that the federal court in Delaware shall be the exclusive forum if the Court of Chancery of Delaware lacks jurisdiction. Please revise.

Response to Comment 26:

The Company has revised the disclosure on page 211 of Amendment No. 1 to the Registration Statement to address the comment.

ConversionPoint Technologies Inc. Notes to Unaudited Condensed Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies Revenue Recognition, page F-13

27.	We note that you enter into arrangements with customers that purchase both recurring monthly hosting services and tour production services at the same time, or within close proximity of one another. Please tell us how you typically account for these multiple element arrangements, including whether or not each element is accounted for as a separate unit of account, the level of the selling price hierarchy that is used to estimate fair value and the general timing of revenue recognition. Refer to ASC 605-25-50-2.

Response to Comment 27:

The Company has revised the disclosure on page F-17 of Amendment No. 1 to the Registration Statement to identify ConversionPoint’s various multiple element arrangements and description of the accounting for each arrangement. ConversionPoint’s SaaS arrangements with customers include the purchase of both tour production services and recurring monthly hosting services which are entered into at the same time, or within close proximity of one another. ConversionPoint concluded that the tour production services do not have stand-alone value to the customer and therefore is combined with the hosting element and treated as a single unit of accounting for the purposes of allocation of the arrangement consideration and revenue recognition. Accordingly, revenue for the single unit of accounting is recognized ratably over the estimated period of time by which the product image is hosted by ConversionPoint on a retailer’s website, which ConversionPoint estimates to be ten months based on historical experience.

Significant Recent Accounting Pronouncements, page F-17

28.	We note that you have elected not to take advantage of the extended transition period for complying with new or revised accounting standards that is provided for by the JOBS Act. We also note that ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017. Please tell us why ConversionPoint Technologies Inc. did not adopt ASU No. 2014-09 as of January 1, 2018.

Jan Woo, Esq., Legal Branch Chief Edwin Kim, Esq., Staff Attorney March 15, 2019 Page 12

Response to Comment 28:

We note that the box on the cover page to the Registration Statement with respect to the Company electing not to use the extended transition period for complying with any new or revised financial accounting standards under the JOBS Act was inadvertently checked as being applicable to the Company and that disclosure in the “Summary: section of the Company’s Registration Statement on Form S-1 confidentially provided to the Staff on December 17, 2018 inadvertently contained a statement that the Company had irrevocably elected not to avail itself of the extended transition period described above. As a result, the Company has (i) unchecked the box on the cover page of Amendment No. 1 to the Registration Statement relating to the transition period, (ii) revised the disclosure on page F-17 of Amendment No. 1 to the Registration Statement to state that ConversionPoint has elected to take advantage of the extended transition period for complying with the revised accounting standards that is provided by the JOBS Act, and (iii) included additional disclosure to the “Summary” and “Risk Factors” sections of Amendment No. 1 to the Registration Statement on pages 23 and 57, respectively, addressing the Company’s election to take advantage of the extended transition period for complying with the revised accounting standards that is provided by the JOBS Act. Finally, we note that similar language will be included in the Company’s Amendment No. 1 to Form S-1 when it is filed with the Commission in the near future.

Note 11 - Stock-Based Compensation, page F-27

29.	In the absence of a public market for your common stock, please disclose the actual per share fair values utilized in determining stock based compensation and describe the factors management considered in arriving at those fair values.

Response to Comment 29:

The Company has revised the disclosure on page F-30 of Amendment No. 1 to the Registration Statement to disclose ConversionPoint’s actual per share fair values utilized in determining stock based compensation and to describe the factors ConversionPoint’s management considered in arriving at those fair values.

Note 14 - Segment Information, page F-29

30.	Please provide the disclosures required by ASC 280-10-50-21. These should include a discussion of your internal structure, how you are organized, whether operating segments have been aggregated and the types of products and services from which you derive your revenues. Please clarify the how the products and services described in your revenue recognition and nature of the business footnotes are assigned to each of your segments. In addition, tell us your consideration of presenting revenue from external customers for each product and service or each group of similar products and services as prescribed by ASC 280-10-50-40.

Response to Comment 30:

The Company has revised the disclosure on page F-32 of Amendment No. 1 to the Registration Statement to address this comment. In addition, the Company also respectfully advises the Staff that the revenue recognition section is now divided into segments and, additionally, the segment information footnote describes the products and services of each segment.

Jan Woo, Esq., Legal Branch Chief Edwin Kim, Esq., Staff Attorney March 15, 2019 Page 13

ConversionPoint Technologies Inc. Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies Revenue Recognition, page F-44

31.	Please describe the typical terms of the agreements through which you acquire and sell health, wellness and beauty products through trial and subscription billing models. In addition, tell us whether you recognize product sales on a gross or net basis and provide an analysis that supports your presentation taking into consideration all of the factors outlined in ASC 605-45-45.

Response to Comment 31:

The Company has updated the disclosure on page F-13 of Amendment No. 1 to the Registration Statement to describe the typical terms of the agreements through which ConversionPoint acquires and sells health, wellness and beauty products through trial and subscription billing models. In addition, we note that ConversionPoint recognizes product sales on a gross basis based on an analysis of the revenue recognition performed by ConversionPoint. As part of the analysis, ConversionPoint identified the following relevant indicators related to its revenue transactions: entity is the primary obligor, has latitude in establishing price, has discretion in supplier selection, involvement in the determination of product or service specification, and has credit risk. Even though ConversionPoint does not have general inventory risk, this is only one factor of many in the determination of the recognition of revenue. Based on those factors, ConversionPoint determined that the revenue should be recognized on a gross basis. ConversionPoint concluded that the entity is legally and contractually bound to initiate the transaction and see such transaction through the final delivery of the product to the customer. ConversionPoint is responsible and liable to the customer for successful delivery of the product

Note 3 – Business Combinations, page F-47

32.	For each acquisition, disclose how you determined the value of shares issued as purchase consideration and any assumptions used to value significant intangible assets. For intangible assets subject to amortization, disclose the weighted average useful lives per asset class and how you determined such useful lives.

Response to Comment 32:

The Company has revised the disclosure on page F-18 of Amendment No. 1 to the Registration Statement to address this comment.

Note 8 – Notes Payable, page F-53

33.	In December 2017, you amended your note purchase agreement and issued to the debt holders an amount equal to 100% of the principal and interest under the note purchase agreement in your common stock. Revise to provide your accounting for this issuance, including the number of shares issued, at what price the common stock was issued and the fair value of the common stock issued. In addition, tell us where this issuance is reflected in your statement of cash flows disclosures.

Jan Woo, Esq., Legal Branch Chief Edwin Kim, Esq., Staff Attorney March 15, 2019 Page 14

Response to Comment 33:

The Company has revised the disclosure on page F-24 of Amendment No. 1 to the Registration Statement to remove the sentence that references the issuance of 100% of the principal and interest in ConverionPoint’s common stock. In addition, the Company also respectfully advises the Staff that the amendment was related to issuance of common stock from the purchase consideration that ConversionPoint gave to the Sellpoints shareholders. The Sellpoint shareholders gave 100% of the principal and interest due to the debt holders from the shares ConversionPoint issued to Sellpoints. As such, no entry was made in ConversionPoint’s books as the shares given to the note holders was part of the consideration to acquire Sellpoints.

Inuvo, Inc. Notes to Consolidated Financial Statements Note 2 – Summary of Significant Accounting Policies Revenue Recognition, page F-138

34.	We note that most of your revenue is generated through clicks on advertisements presented on your properties or those of your partners. Revise to disclose the proportion of revenues that are generated through advertisements on your properties and those of your partners.

Response to Comment 34:

The Company has revised the disclosure on page F-94 of Amendment No. 1 to the Registration Statement to disclose the proportion of revenues that are generated through advertisements on Inuvo’s properties and those of its partners.

*         *         *

In connection with this response to the Staff’s comment letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

Jan Woo, Esq., Legal Branch Chief Edwin Kim, Esq., Staff Attorney March 15, 2019 Page 15

Sincerely yours,

/s/ Larry A. Cerutti
Larry A. Cerutti

cc:	Robert Tallack, ConversionPoint Holdings, Inc.

Raghu Kilambi, ConversionPoint Holdings, Inc.

Bardia Moayedi, Troutman Sanders LLP

Jeremy Siegfried, Porter Wright Morris & Arthur LLP

Matthew P. Navarre, Porter Wright Morris & Arthur LLP